Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of CCSC Technology International Holdings Limited on Form F-3/A2 File No. 333-284474 of our report dated October 31, 2022 with respect to our audit, before the adjustments to the consolidated financial statements as described in Note 17, of the consolidated statement of income and comprehensive income, changes in shareholders’ equity and cash flow of CCSC Technology International Holdings Limited for the fiscal year ended March 31, 2022 appearing in the Annual Report on Form 20-F of CCSC Technology International Holdings Limited for the fiscal year ended March 31, 2024.

We were dismissed as auditor on February 14, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the period after the date of our dismissal.

/s/ Friedman LLP

Friedman LLP

New York, New York

March 6, 2025